UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BORDERFREE, INC.
(Name of Subject Company (Issuer))

BRICKBREAKER ACQUISITION CORP.
(Offeror)
a wholly owned subsidiary of

PITNEY BOWES INTERNATIONAL HOLDINGS, INC.
(Offeror)
a subsidiary of

PITNEY BOWES INC.
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

09970L100
(CUSIP Number of Class of Securities)

Daniel Goldstein
Executive Vice President, Chief Legal and Compliance Officer
Pitney Bowes Inc.
1 Elmcroft Road
Stamford, Connecticut 06926-0700
(203) 356-5000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Scott A. Barshay, Esq.
Ting S. Chen, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by BrickBreaker Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Pitney Bowes International Holdings, Inc., a Delaware corporation (“PBIH”) and a subsidiary of Pitney Bowes, Inc., a Delaware corporation (the “Company”), for all of the outstanding shares of common stock of Borderfree, Inc. (“Borderfree”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of May 5, 2015, by and among the Company, Purchaser and Borderfree.

The tender offer for the outstanding common stock of Borderfree has not yet commenced. This communication is for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell shares of Borderfree common stock. At the time the tender offer is commenced, Pitney Bowes will file a tender offer statement, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the SEC, and Borderfree will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Borderfree’s stockholders are strongly advised to read these tender offer materials, as well as any other documents relating to the tender offer and the associated transactions that are filed with the SEC, carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about the tender offer that Borderfree’s stockholders should consider prior to making any decisions with respect to the tender offer. Once filed, stockholders of Borderfree will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov, or by directing a request to Pitney Bowes, Investor Relations, 203-351-6349 or e-mail: investorrelations@pb.com.

 EXHIBIT INDEX

99.1	Letter to Employees dated May 5, 2015.